                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                  FORM 12b-25
                          NOTIFICATION OF LATE FILING
                        Commission File Number 000-31505

       (Check One):[X]Form 10-K and Form 10-KSB [ ]Form 11-K [ ]Form 20-F
                   [ ]Form 10-Q and Form 10-QSB [ ]Form N-SAR
                      For Period Ended: December 31, 2002

               [ ] Transition Report on Form 10-K and Form 10-KSB
                       [ ] Transition Report on Form 20-F
                       [ ] Transition Report on Form 11-K
               [ ] Transition Report on Form 10-Q and Form 10-QSB
                      [ ] Transition Report on Form N-SAR
                        For the Transition Period Ended:

  Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.
    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

                        PART I - REGISTRANT INFORMATION

                            Full name of registrant
                           Global Energy Group, Inc.

                           Former name if applicable

           Address of principal executive office (STREET AND NUMBER)
                               2346 Success Drive

                            City, state and zip code
                                Odessa, FL 33556


                        PART II - RULE 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[X]       (a)   The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]       (b)   The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, 20-F, 11-K, or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

          (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                              PART III - NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

The Company is in the process of obtaining guidance from the Office of the Chief Accountant of the Securities and Exchange Commission on the proper method of calculating and presenting a discount on notes payable item in the Company's financial statements. The Company expects to file its Form 10-KSB for fiscal year 2002 once these open items are resolved, and is hopeful that the open items can be resolved within the time period for this extension.

                          PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

          Cary Ross                  813                      227-7401

           (Name)                (Area Code)              (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

     [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

     [X] Yes [ ] No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         The Company anticipates reporting an increase in net loss for the year from a loss of approximately $1,229,651 (or $0.13 fully diluted loss per common share) in 2001 to a loss of approximately $5,043,384
         (or $0.38 fully diluted loss per common share) in 2002.

         Revenues increased approximately $56,184 for 2002 as compared to 2001. Cost of goods sold also increased from $84,458 for 2001 to $158,109 for the 2002, which decreased gross profit from $23,780 in 2001 to a gross profit of approximately $6,313 for 2002.

         The Company anticipates reporting an increase in operating expenses of $1,132,014 for the 2002 year, up from approximately $1,297,827 in 2001 to approximately $2,423,841 in 2002 due primarily to increases in salaries, rent and insurance expenses, and legal and accounting expenses.

         The Company anticipates reporting a non-cash expense item during 2002 for the amortization of discount on notes payable. However, the Company is uncertain of the proper method of calculating and presenting this discount on notes payable, and accordingly has requested guidance from the SEC's accounting staff regarding the matter. The Company believes that the amount of the expense included in the Company's 2002 financial statements might range from a high of over $2.5 million to a low amount of perhaps $500,000. The net loss estimate for 2002 stated in the first paragraph above includes the Company's highest estimated amount for this amortization expense.

                           Global Energy Group, Inc.

                  (Name of Registrant as Specified in Charter)
   Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

              Date:  March 28, 2003     By:  Joseph H. Richardson,

                               President and CEO


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION
   Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

                              GENERAL INSTRUCTIONS
1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.
2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, DC 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.
3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.
4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amendment notification.
5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.